UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

(Commission File No. 001-32305)

______________________

CORPBANCA
(Translation of registrant’s name into English)

______________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On September 13, 2013, CorpBanca published on its web site its monthly interim financial results as of August 31, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: September 30, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of August 31, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended August 31, 2013

The interim financial information of CorpBanca as of and for the month ended August 31, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)1
MCh$
Total loans	13,414,534
Total assets	17,894,043
Current accounts and demand deposits	3,535,455
Time deposits and savings accounts	7,521,483
Borrowings from financial institutions	1,436,437
Debt issued	2,468,394
Equity Attributable to:	1,724,458
Bank equity holders	1,348,921
Minority interest	375,537

CONDENSED CONSOLIDATED INCOME STATEMENT 2
MCh$
Total operating revenue	397,076
Provisions for loan losses	(61,736)
Operating expenses	(204,936)
Operating income	130,404
Income attributable to investments in other companies	1,017
Income before taxes	131,421
Income taxes	(33,491)
Net income for the period	97,930
Bank equity holders revenue	92,678
Minority interest revenue	5,252

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

1 As of August 2013, CorpBanca’s financial statements are consolidated with Helm Bank, provided that on August 6, 2013, CorpBanca acquired control over Helm Bank through its subsidiary Banco CorpBanca Colombia S.A.

2 CorpBanca regognized the results of its new subsidiary in Colombia as of August 2013.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

CorpBanca: Retained Earnings
as of August 2013

_____________________________________________________________________________________________________

COMMENTS

At beginning of August 2013, CorpBanca acquired control over Helm Bank S.A. through its subsidiary Banco CorpBanca Colombia. The total consideration for the acquisition of Helm Bank S.A. by Banco CorpBanca Colombia, which includes 100% of the issued and outstanding shares of Helm Bank S.A. is approximately US$1,320 million. In order to finance this acquisition, CorpBanca Colombia undertook an equity capital increase in an amount of approximately US$1,000 million. The balance of the purchase price was satisfied through Corpbanca Colombia’s own resources.

At the end of August 2013, CorpBanca subscribed shares of Helm Bank in an amount equivalent to US$353.8 million and Inversiones CorpGroup Interhold Limitada for approximately US$188.5 million. Helm Corporation subscribed shares of Helm Bank for US$473.8 million. Therefore, CorpBanca maintains it controlling position over its Colombian subsidiary, with 66.4% interest, while Helm Corporation obtained 20.9%.

As of this date, CorpBanca Colombia has acquired 87.4% of the outstanding shares of Helm Bank S.A., acquiring the control over the bank and its subsidiaries Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panama), Helm Casa de Valores S.A. (Panama) and Helm Bank S.A. (Cayman Islands) on August 6, 2013.

As a result of these transactions, Helm Bank’s results are consolidated with CorpBanca’s results and included on CorpBanca’s consolidated financial statements from and after August 2013.

Balance

As a result of the consolidation, as of August 2013, CorpBanca reports total assets of Ch$17,894,043 million (US$35,052 million)3 and total loans of Ch$13,414,534 million (US$26,277 million) of which the Chilean operations represented 61% and 63%, respectively. The assets and loans of Helm Bank included in the financial statements represents Ch$3,949,822 million (US$7,737 millions) and Ch$2,929,460 million (US$5,738 million), respectively.

Results

The following table presents separately the results generated in Chile and Colombia as of August 31, 2013 to show the impact of the Colombian operation in the consolidated results of CorpBanca. Is important to highlight that the books of CorpBanca Chile include some expenses associated to the Colombian operations, particularly i) interest expenses in connection with the part of the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) that was not financed with equity; ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition and in the acquisition of Helm Bank; and iii) impacts in connection with the coverage of the tax effects of the total investment in Colombia.

These results, adjusted to August 31, 2013, allow the separation of the Chilean results from any impact related with the acquisition of Banco Santander Colombia (today Banco CorpBanca Colombia) on May 2012 and of Helm Bank on August 2013:

3 Exchange rate used is US$ Ch$510.50/US$1.0.

	Consolidated accumulated as of August 31, 2013		Variation (%)	Accumulated as of August 31, 2013 Adjusted		Variation (%)
(Figures in Millions of Chilean Pesos)	2013	2012	Aug.13/Aug.12	Chile	Colombia	Aug.13/Aug.12 Chile
Net interest income	264,512	144,759	82.7%	173,917	90,595	37.1%
Net fee and commission income	67,266	49,025	37.2%	46,500	20,766	9,3%
Treasury	51,056	28,455	79.4%	34,704	16,352	79.1%
Net exchange income (loss)	6,152	24,705	-75.1%	-10,856	17,008	-
Other operational income	8,090	10,868	-25.6%	5,124	2,966	-11.3%
Net operating profit before loan losses	397,076	257,812	54.0%	249,389	147,687	14.8%
Provisions for loan losses	-61,736	-33,996	81.6%	-40,113	-21,623	58.4%
Net operating profit	335,340	223,816	49.8%	209,276	126,064	9.0%
Operating expenses	-191,832	-129,028	48.7%	-107,435	-84,397	0.6%
Other operating expenses	-13,104	-14,298	-8.4%	-10,137	-2,967	-28.8%
Operating Income	130,404	80,490	62.0%	91,704	38,700	29.3%
Income from investments in other companies	1,017	-77	-	472	545	66.8%
Income before taxes	131,421	80,413	63.4%	92,176	39,245	29.4%
Income Tax expense	-33,491	-9,077	269.0%	-10,701	-22,790	116.4%
Net income	97,930	71,336	37.3%	81,475	16,455	22.9%

Efficiency Index	48.3%	50.0%		43.1%	57.1%

CorpBanca registered a consolidated net income of Ch$97,930 million as of August 2013, representing a 37.3% increase over the same period in the previous year, when the net income was Ch$71,336 million. Chile contributed 57.1% towards this growth, while CorpBanca Colombia contributed 42.9%.

As mentioned previously, for the first time, CorpBanca’s results include the results of Helm Bank, which represented Ch$1,360 million for the month of August 2013. This result does not correspond to the complete month, but only to the results related to the period following the acquisition of control (25 days counted from August 6, 2013). Additionally, the recognition of the results was gradual, and reflects the ownership interest of CorpBanca in Helm Bank at different times during the month of August. In a first step CorpBanca Colombia acquired 51.6% of Helm Bank on August 6, 2013 and in a second step, it acquired 87.4% on August 29, 2013.

Notwithstanding the unfavorable inflationary pressure in the Chilean banking industry, the net operating profit before loan losses of CorpBanca Chile between August 2012 and August 2013 increased by 14.8%. This increase reflects an increase in net interest margin (NIM) of 37.1% and an increase in commissions of 9.3%. At the same time, although CorpBanca’s operating expenses mildly increased (0.6%) during the first eight months of 2013, the increase in the operation allowed CorpBanca Chile to improve its efficiency levels (from 49.2% in 2012 to 43.1% in 2013) and to approach its long term target. Meanwhile, the 2013 net expenditures in provisions for loan losses increased in relation to 2012, mainly as a result of elevated releases and recoveries in the previous period, as well as higher costs, particularly in the months of July and August of 2013.

Funds Expenses

The average interest rates paid for CorpBanca’s deposits for non adjustable operations and operations adjustable in UF presents the following evolution during this year:

Summary of deposits	Average Jan.13-Jun.13	Jul.13	Aug.13
Non adjustable operations	0.51%	0.48%	0.49%
Operations adjustable in UF	0.33%	0.31%	0.30%